Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 29, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

Sub:	Allotment of Equity Shares on exercise of Stock Options under ESOPs

This is to inform you that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company has approved the allotment of 10,391 equity shares of Rs. 5/- each of the Company, fully paid up, on August 29, 2024, to employees pursuant to exercise of their Stock Options, as per the following details:

a)	5,530 equity shares of Rs.5/- each pursuant to Dr. Reddy’s Employees Stock Options Scheme, 2002.
b)	4,861 equity shares of Rs.5/- each underlying 4,861 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

Further, please find enclosed the details as required under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Details under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2021 with Stock Exchange:

The Schemes were institutionalised under the erstwhile the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes comply with provisions of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

4	Filing Number, if any: NA
5	Title of the Scheme pursuant to which shares are issued, if any: 1. Dr. Reddy’s Employees Stock Options Scheme, 2002 2. Dr. Reddy’s Employees ADR Stock Option Scheme, 2007
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: August 29, 2024 (Date of allotment on exercise)
9	Number of shares issued: 10,391 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable: 213262296 to 213272686
12	ISIN Number of the shares if issued in Demat: INE089A01023
13	Exercise price per share: 1. 9141 equity shares exercised at Rs.5/- per share 2. 1,250 equity shares exercised at Rs. 2,607/- per share
14	Premium per share: a) 9141 equity shares- Nil b) 1,250 equity shares- Rs. 2,602/- per share
15	Total Issued shares after this issue: 16,68,70,082 (*)
16	Total Issued share capital after this issue: Rs.83,43,50,410/-
17	Details of any lock-in on the shares: NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical? Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable: NA

(*) Total paid up capital after this issue: 16,68,69,882 equity shares of Rs.5 each, aggregating to Rs. 83,43,49,410 (difference of 200 due to forfeited shares of Rs. 5/- each in September 1988 on account of non-payment of allotment money.)